UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tanke Biosciences Corporation
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 87583Y 107
(CUSIP Number)

Guixiong Qiu
Chief Executive Officer
Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road
Pearl River New City, Guangzhou, People’s Republic of China 510627
+86-20-3885-9025

With a copy to:

Evan L. Greebel, Esq.
Howard S. Jacobs, Esq.
Yue Cao, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87583Y 107

1	NAME OF REPORTING PERSONS Golden Genesis Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,011,469 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,011,469 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.14%
14	TYPE OF REPORTING PERSON CO, HC

1	NAME OF REPORTING PERSONS Guixiong Qiu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 4,505,161 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,505,161 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Bi Gao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,203,670 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,203,670 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.04%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Xiuzhen Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,002,294 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,294 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Bing Teng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 300,344 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,344 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.25%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1.                    Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per shares (the “Common Stock”) of Tanke Biosciences Corporation (the “Company”), a company organized and existing under the laws of the State of Nevada. The address of the Company's principal executive offices is Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road, Pearl River New City, Guangzhou, People’s Republic of China 510627.

Item 2.                    Identity and Background

(a)           This Statement is being filed by (i) Golden Genesis Limited (“Golden Genesis”), a British Virgin Islands company, (ii) Guixiong Qiu (“Mr. Qiu”), (iii) Bi Gao (“Mr. Gao”), (iv) Xiuzhen Liang (“Ms. Liang”), and (v) Bing Teng (“Mr. Teng” and together with Mr. Qiu, Mr. Gao and Ms. Liang, the “Tanke Shareholders”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Call Option Agreement (the “Call Option Agreement”), as further described in Item 5(c).  Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road, Pearl River New City, Guangzhou, People’s Republic of China 510627.

(c)           Golden Genesis is a holding company.  Mr. Qiu is the Chief Executive Officer and Chairman of the Board of Directors of the Company and the Chief Executive Officer and President of Golden Genesis.  None of Mr. Gao, Ms. Liang and Mr. Teng is an employee, officer or director of the Company or of Golden Genesis.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Mr. Qiu, Mr. Gao and Ms. Liang is a citizen of the People’s Republic of China.

Item 3.                   Source and Amount of Funds or Other Consideration

The 10,011,469 shares of Common Stock issued in the name of Golden Genesis were acquired in a share exchange transaction (the “Share Exchange”) pursuant to a Share Exchange Agreement, dated January 3, 2011 (the “Share Exchange Agreement”), between the Company, Golden Genesis and China Flying Development Limited (“China Flying”), a Hong Kong incorporated company.  In connection with the closing of the Share Exchange, on February 9, 2010, Golden Genesis exchanged all of the shares of China Flying for shares Common Stock, and China Flying became a wholly owned direct subsidiary of the Company.

Pursuant to the terms of the Call Option Agreement, following the closing of the Share Exchange, Mr. Qiu became the beneficial owner of (i) 3,605,161 shares of Common Stock issued in the name of Golden Genesis that shall be transferred within the next 3 years to Mr. Qiu pursuant to the Call Option Agreement; and (ii) 900,000 shares of Common Stock issued in the name of Golden Genesis, but held in escrow pursuant to the terms of a Securities Escrow Agreement, dated February 9, 2011 (the “Securities Escrow Agreement”), by and among the Company, Euro Pacific Capital, Inc., as agent, Golden Genesis and Escrow, LLC, as escrow agent (as more fully described in Item 6), which provides that 450,000 shares will be disbursed in each of 2012 and 2013 to either the investors (the “Investors”) in a private placement of securities of the Company consummated on February 9, 2011 (the “Private Placement”), on a pro rata basis, or to Golden Genesis (and, subsequently, Mr. Qiu), based on whether the Company achieves certain financial benchmarks for the fiscal years ending December 31, 2011 and 2012.

Pursuant to the terms of the Call Option Agreement, following the closing of the Share Exchange, Mr. Gao became the beneficial owner of (i) 2,563,670 shares of Common Stock issued in the name of Golden Genesis that shall be transferred within the next 3 years to Mr. Gao pursuant to the Call Option Agreement; and (ii) 640,000 shares of Common Stock issued in the name of Golden Genesis, but held in escrow pursuant to the terms of the Securities Escrow Agreement, which provides that 320,000 shares will be disbursed in each of 2012 and 2013 to either the Investors, on a pro rata basis, or to Golden Genesis (and, subsequently, Mr. Gao), based on whether the Company achieves certain financial benchmarks for the fiscal years ending December 31, 2011 and 2012.

Pursuant to the terms of the Call Option Agreement, following the closing of the Share Exchange, Ms. Liang became the beneficial owner of (i) 1,602,294 shares of Common Stock issued in the name of Golden Genesis that shall be transferred within the next 3 years to Ms. Liang pursuant to the Call Option Agreement; and (ii) 400,000 shares of Common Stock issued in the name of Golden Genesis, but held in escrow pursuant to the terms of the Securities Escrow Agreement, which provides that 200,000 shares will be disbursed in each of 2012 and 2013 to either the Investors, on a pro rata basis, or to Golden Genesis (and, subsequently, Ms. Liang), based on whether the Company achieves certain financial benchmarks for the fiscal years ending December 31, 2011 and 2012.

Pursuant to the terms of the Call Option Agreement, following the closing of the Share Exchange, Mr. Teng became the beneficial owner of (i) 240,344 shares of Common Stock issued in the name of Golden Genesis that shall be transferred within the next 3 years to Mr. Teng pursuant to the Call Option Agreement; and (ii) 60,000 shares of Common Stock issued in the name of Golden Genesis, but held in escrow pursuant to the terms of the Securities Escrow Agreement, which provides that 30,000 shares will be disbursed in each of 2012 and 2013 to either the Investors, on a pro rata basis, or to Golden Genesis (and, subsequently, Mr. Teng), based on whether the Company achieves certain financial benchmarks for the fiscal years ending December 31, 2011 and 2012.

Item 4.                   Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein in connection with the consummation of a series of transactions by which China Flying and Guangzhou Kanghui Agricultural Technology Co., Ltd., a wholly foreign owned enterprise incorporated as a limited liability company under the laws of the People’s Republic of China and a direct subsidiary of China Flying, became wholly owned subsidiaries of the Company, and Guangzhou Tanke Industry Co., Ltd. (“Guangzhou Tanke”), a company organized under the laws of the People’s Republic of China, through a series of variable interest entity agreements, became the principal operating business of the Company.  Please refer to the Company’s Current Report on Form 8-K filed on February 10, 2011 filed with the Securities and Exchange Commission (the “SEC”) for a more detailed description of these transactions.  In his capacity as the Chief Executive Officer and sole director of the Company, Mr. Qiu is, and will be, significantly involved in the affairs of the Company and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

Other than as set forth above, none of the Reporting Persons, in his, her or its (as applicable) capacity as a holder of a security of the Company, currently has any plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.                    Interest in Securities of the Issuer

(a)           (i) Golden Genesis holds 10,011,469 shares of Common Stock, or approximately 75.14% of the shares of Common Stock outstanding, (ii) Mr. Qiu beneficially owns 4,505,161 shares of Common Stock, or approximately 33.81% of the shares of Common Stock outstanding; (iii) Mr. Gao beneficially owns 3,203,670 shares of Common Stock, or approximately 24.04% of the shares of Common Stock outstanding; (iv) Ms. Liang beneficially owns 2,002,294 shares of Common Stock, or approximately 15.03% of the shares of Common Stock outstanding; and (v) Mr. Teng beneficially owns 300,344 shares of Common Stock, or approximately 2.25% of the shares of Common Stock outstanding.

(b)           (i) Golden Genesis has shared power to vote, or direct the vote, but no power to dispose, or direct the disposition, of any of the 10,011,469 shares of Common Stock held by it; (ii) Mr. Qiu has shared power to vote, or direct the vote, but no power to dispose, or direct the disposition, of the 4,505,161 shares of Common Stock beneficially owned by him; (ii) Mr. Gao has shared power to vote, or direct the vote, but no power to dispose, or direct the disposition, of the 3,203,670 shares of Common Stock beneficially owned by him; (iii) Ms. Liang has shared power to vote, or direct the vote, but no power to dispose, or direct the disposition, of the 2,002,294 shares of Common Stock beneficially owned by her; and (iv) Mr. Teng has shared power to vote, or direct the vote, but no power to dispose, or direct the disposition, of the  300,344 shares of Common Stock beneficially owned by him.

(c)           On January 3, 2011, the Tanke Shareholders entered into the Call Option Agreement with Golden Genesis and Wong Kwai Ho, a Hong Kong resident owning 100% of the issued and outstanding shares of Golden Genesis.  Under the terms of the Call Option Agreement, which became effective upon the closing of the Share Exchange, Golden Genesis shall transfer up to 100% of the shares of common stock that it received in the Share Exchange within the next 3 years to the Tanke Shareholders for consideration of $0.01 per share, resulting in the Tanke Shareholders owning a majority of the outstanding shares of the Common Stock.  The Call Option Agreement provides that Golden Genesis shall not dispose of the respective portion of the shares of Common Stock without the Tanke Shareholders’ prior written consent.

On February 9, 2011, pursuant to the Share Exchange Agreement, the Company closed the Share Exchange and acquired all of the outstanding equity securities of China Flying from Golden Genesis, which was the sole shareholder of China Flying immediately prior to the closing of the share exchange, in exchange for shares of Common Stock.

On February 9, 2011, in connection with the closing of the Private Placement, the Company entered into the Securities Escrow Agreement, pursuant to which Golden Genesis placed in escrow 2,000,000 shares of Common Stock (the “Escrow Shares”), to be disbursed to either the Investors on a pro rata basis or to Golden Genesis based on the financial performance of the Company.  If the Company’s “Adjusted Income” (as defined below) for the year ending December 31, 2011 is (i) at least $4,652,410, then Golden Genesis shall receive an aggregate of one million (1,000,000) Escrow Shares or (ii) less than $4,652,410, then the Investors shall receive an aggregate of one million (1,000,000) Escrow Shares.  If the Company’s Adjusted Income for the year ending December 31, 2012 is (i) at least $7,571,111, then Golden Genesis shall receive an aggregate of one million (1,000,000) Escrow Shares or (ii) less than $7,571,111, then the Investors shall receive an aggregate of one million (1,000,000) Escrow Shares.  For the purposes of the Securities Escrow Agreement, “Adjusted Income” means the sum of: (A) the Company’s net income; plus (B) any expense incurred in connection with the transactions contemplated by the Securities Purchase Agreement in connection with the Private Placement, including, without limitation, expenses related to the filing of a registration statement; plus (C) any depreciation and amortization expenses related to the expenses described in (B) above for the fiscal year ending December 31, 2011 or December 31, 2012 (as applicable), in each case as determined in accordance with GAAP, as reported in the Company’s Annual Report on Form 10-K as filed with the SEC.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Please see the description of the Call Option Agreement, Share Exchange Agreement and Securities Escrow Agreement, included in Item 5(c) of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.                 Joint Filing Agreement, dated February 24, 2011, among the Reporting Persons.

Exhibit 2.                 Share Exchange Agreement, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 6, 2011, is hereby incorporated herein by reference.

Exhibit 3.                 Securities Escrow Agreement, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011, is hereby incorporated herein by reference.

Exhibit 4.                 Call Option Agreement, filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on February 9, 2011, is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2011

GOLDEN GENESIS LIMITED

By:	/s/ Guixiong Qiu
Name: Guixiong Qiu Title: CEO and President

/s/ Guixiong Qiu
Guixiong Qiu

/s/ Bi Gao
Bi Gao

/s/ Xiuzhen Liang
Xiuzhen Liang

/s/ Bing Teng
Bing Teng

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of Tanke Biosciences Corporation dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 24, 2011

GOLDEN GENESIS LIMITED

By:	/s/ Qiu Guixiong
Name: Guixiong Qiu Title: CEO and President

/s/ Guixiong Qiu
Guixiong Qiu

/s/ Bi Gao
Bi Gao

/s/ Xiuzhen Liang
Xiuzhen Liang

/s/ Bing Teng
Bing Teng